UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-23115

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D

	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

Yunhong Green CTI Ltd.

(Full Name of Registrant)

(Former Name if Applicable)

22160 N. Pepper Road

Address of Principal Executive Office

Lake Barrington, Illinois 60010

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Form 10-Q”) of Yunhong Green CTI Ltd. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense for the reasons set forth below:

On May 3, 2024, the Securities and Exchange Commission (the “Commission”) issued an order reporting that it had settled administrative and cease-and-desist proceedings against the Company’s former auditor, BF Borgers CPA PC (“BF Borgers”) and its sole audit partner, Benjamin F. Borgers CPA, permanently barring BF Borgers and Mr. Borgers from appearing or practicing before the Commission as an accountant (the “Order”).

As a result of the Order, the Company’s financial statements for the years ending December 31, 2023 and December 31, 2022, which were audited by BF Borgers, and the Company’s interim financial statements for the quarters ending March 31, 2023, June 30, 2023 and September 30, 2023, which were reviewed by BF Borgers, may no longer be incorporated into the Company’s filings with the Commission, including without limitation the Form 10-Q.

Accordingly, the Company requires additional time to complete its financial statements for the quarter ended June 30, 2024, and to confirm the impact of BF Borgers’ and Mr. Borger’s conduct as described in the Order on the Company’s financial statements for such quarter and for prior periods.

As previously reported in the Company’s Current Report on Form 8-K filed with the Commission on April 5, 2024, the Company dismissed BF Borgers as its auditor, effective April 1, 2024, and appointed Wolf & Company, P.C. (“Wolf & Co.”) as its new auditor, effective April 1, 2024.

The Company is working diligently with Wolf & Co. to complete the Form 10-Q as soon as possible, and to take other appropriate steps in light of BF Borgers’ and Mr. Borger’s conduct as described in the Order.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Frank J. Cesario	(847)	382-1000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

As previously reported by the Company on a Form 12b-25 dated May 9, 2024, and on a Current Report on Form 8-K dated May 28, 2024, due to the matters concerning BF Borgers summarized in such filings and above in this filing, the Company has been unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Q1 2024 Form 10-Q”) with the prescribed time period. The Company is working diligently with Wolf & Co. to complete the Q1 2024 Form 10-Q as soon as possible.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

Yunhong Green CTI Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2024	By:	/s/ Frank Cesario
Frank Cesario
Chief Executive Officer